May 4, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010
Dear Mr. Wojciechowski:
In response to the Securities and Exchange Commission’s comment letter dated April 20, 2007, we respectfully request an extension to respond to this letter until May 11, 2007. The accounting/financial reporting department here at Basic Earth Science Systems, Inc. is currently a one-person shop and due to the nature of the comment letter, we would like to have a little extra time in which to adequately address the items in question.
Sincerely,
Basic Earth Science Systems, Inc.
/s/ David Flake
David Flake
Chief Financial Officer